UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Micron Technology, Inc.
File No. 001-10658 - CF#32376

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Micron, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.122 to a Form 10-Q filed on April 8, 2013, as modified by the same contract refiled with fewer redactions as Exhibit 10.89 to a Form 10-Q filed on April 10, 2015, and for confidential treatment for information it excluded from the Exhibits to a Form 10-Q on April 10, 2015.

Based on representations by Micron, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.122	10-Q	April 8, 2013	January 1, 2021
10.89	10-Q	April 10, 2015	January 1, 2021
10.90	10-Q	April 10, 2015	January 1, 2021
10.91	10-Q	April 10, 2015	January 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary